EXHIBIT (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-69565 on Form N-1A of our reports dated November 20, 2025, relating to the financial statements and financial highlights of Calvert Emerging Markets Advancement Fund, Calvert Emerging Markets Equity Fund, Calvert International Equity Fund, and Calvert International Opportunities Fund, each a series of Calvert World Values Fund, Inc. (the “Corporation”), appearing in Form N-CSR of the Corporation for the year ended September 30, 2025, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 26, 2026